August 22, 2011

By Electronic Submission
Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	World Surveillance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
And Documents Incorporated by Reference
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 001-32509

Mr. Spirgel:

This letter reflects our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 28, 2011 to Mr. Glenn D. Estrella, our President and Chief Executive Officer (the “Comment Letter”).  The Comment Letter relates to our Form 10-K for the fiscal year ended December 31, 2010 which was filed with the Commission by the Company on March 30, 2011 (the “Form 10-K”) and the Form 10-Q for the fiscal quarter ended March 31, 2011 which was filed with the Commission by the Company on May 16, 2011.

Please note that the Company’s Form 10-K has been modified in the Form 10-K/A to reflect the fact that subsequent to the filing of the Form 10-K, the Company changed its corporate name from Sanswire Corp. to World Surveillance Group Inc.

The responses and supplementary information set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for the Fiscal Year Ended December 31, 2010

Partners, page 9

COMMENT 1:  Expand your disclosure to provide the terms of your relationship with Eastcor Engineering and L-3 Communications. File any relevant agreements with these entities as exhibits to your Form 10-K or tell us why such agreements are not required to be filed pursuant to Item 601 of Regulation S-K.

RESPONSE 1:  Please see the expanded disclosure regarding the terms of the Company’s relationships with Eastcor Engineering and L-3 Communications on page 9 of the Company’s Form 10-K/A.  The Company and Eastcor are currently negotiating an agreement and the Company intends to file such agreement as an exhibit to its future filings once it is finalized.  The Company does not believe that its memorandum of understanding with L-3 Communications is required to be filed pursuant to Item 601 of Regulation S-K as the Company does not believe it is material to the Company.

State Road 405, Building M6-306A, Room 1400
Kennedy Space Center, FL 32815

Intellectual Property, page 9
COMMENT 2:  We note your disclosure that you have filed one provisional patent. Please indicate the date you filed such provisional patent application and clarify whether that technology was used for either your Argus One or SkySAT airships.

RESPONSE 2:Please see the additional disclosure on page 9 of the Company’s Form 10-K/A. The Company filed the U.S. provisional patent application on February 17, 2011.  The provisional patent application relates to the Company’s Argus One unmanned aerial vehicle.

“We need to raise a significant amount of additional capital...” page 11

COMMENT 3:   Please expand the heading of this risk factor to highlight your assertion that if you do not receive adequate additional financing you would likely have to delay, curtail, scale back or terminate some or all of your operations or possibly merge with or be acquired by another company.

RESPONSE 3:   Please see the expanded risk factor heading on page 11 of the Company’s Form 10-K/A.

Item 3. Legal Proceedings, page 18

COMMENT 4:  Please refer to your disclosure of matters involving Peter Khoury and Brio Capital and review your disclosure, both here and in Note 14 on page 58, with respect to all legal proceedings that you are currently involved in to ensure that you identify (i) any and all damages sought, and (ii) the possible loss or range of loss when there is at least a reasonable possibility that a loss or an additional loss in excess of amounts accrued may have been incurred. If you have determined that it is not possible to estimate the range of loss, please provide an explanation as to why this is not possible. Refer to ASC 450-20- 50-3 and 450-20-50-4.

RESPONSE 4:   Please see the revised disclosure on pages 19 and 58-59 of the Company’s Form 10-K/A.  In response to the Staff’s comments, the Company has reviewed its disclosure with respect to its other legal proceedings and believes that such disclosure accurately reflects the current state of the proceedings and adequately reflects the damages sought and the possible losses from such proceedings.

Fiscal Year Ended December 31, 2010 Compared to Fiscal Year Ended December 31, 2009, page 25

COMMENT 5:   Please provide additional disclosure about the conditions upon which GTC may acquire the remaining 50% interest in the SkySAT UAV. Confirm that GTC has paid the original purchase price in full. Note 3 to your financial statements seems to imply that full payment of the original purchase price remained at year-end.

RESPONSE 5:    Subsequent to the filing of the Form 10-K, the Company acquired 100% of the outstanding capital stock of GTC such that it is now a wholly-owned subsidiary of the Company.  Therefore, as a subsidiary of the Company, GTC will not acquire the remaining 50% interest in the SkySat UAV.  GTC did pay the original purchase price of $250,000 in full for the purchase of the initial 50% interest.  Please see the expanded disclosure on page 51 of the Company’s Form 10-K/A in Note 3.

Liquidity and Capital Resources, page 26

COMMENT 6:We note your disclosure that your funding commitment is subject to “a number” of conditions. Please expand your disclosure to identify these conditions.

RESPONSE 6:  Please see the revised disclosure on page 27 of the Company’s Form 10-K/A.

COMMENT 7:  We note that you may not have enough authorized shares available to fund your operations. Expand to discuss any plans to increase your number of authorized shares or conduct a reverse stock split.

RESPONSE 7:  Subsequent to the filing of the Form 10-K, the Company held its annual shareholders meeting and the Company’s shareholders approved an amended and restated certificate of incorporation of the Company which, among other things, increased the authorized common stock of the Company from 500,000,000 to 750,000,000 shares.  As a result, the Company does not believe any additional disclosure is required and the Company intends to remove this risk factor in future filings.

COMMENT 8:  P lease revise your disclosure to provide a more detailed discussion of your plans to meet both your short-term and long-term liquidity needs. Such disclosure should specifically identify the costs associated with your growth strategy and address your accumulated deficit as well as your expectation that you will incur net losses from operations for “at least the next several quarters if not for all of the year 2011” (page 27). Note that we consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960.

 RESPONSE 8:  Please see the revised disclosure on pages 27 – 29 and 48 of the Company’s Form 10-K/A.

Consolidated Financial Statements

Note 3

SkySat Sale, page 51

COMMENT 9:  It is unclear why the company accounted for the $250,000 investment in the SkySat aerial vehicle as revenue. Please provide us with your analysis and reference to authoritative literature used as guidance to support your treatment. In your response, please clarify whether, at the time of the transaction, it was GTC’s intention to purchase the aerial vehicle, to help finance and potentially profit from its development, or if there was some other motivation for the investment.

 RESPONSE 9:  The Company’s revenue recognition policy is such that the Company recognizes revenue for sales when the following criteria have been met: delivery has occurred, the price is fixed and determinable, collection is probable, and persuasive evidence of an arrangement exists.  On April 15, 2010, the Company entered into an agreement to sell a 50% interest in a SkySat airship to Global Telesat Corp.  The relevant sections of the sales contract are as follows: Section 1.4 which states “…GTC’s obligations under this Agreement are conditioned upon and subject to GTC’s inspection of the Airship after it arrives at the Facility and GTC’s determination, in its sole discretion, that all of the components thereof have been delivered and are in satisfactory condition…”; Section 2.1 which states “Subject to satisfaction of the conditions set forth in Section 1.4 hereof, GTC will purchase a 50% ownership interest…”; and Section 2.2 which states that upon satisfaction of the Section 1.4 conditions, GTC will commence making payments on the $250,000 purchase price.  Based on the provisions of the sales contract and the fact that GTC began to make the required purchase price payments, the Company concluded that the revenue recognition criteria were satisfied and that a sale had taken place, and thus recognized the $250,000 as revenue.  Due to the fact that the SkySat had no carrying value on the books and records of the Company since it had previously been expensed, the Company determined that there was no cost of sales related to this revenue.  At the time of the transaction, it was GTC’s intention to purchase the remaining interest in the aerial vehicle after working with Eastcor Engineering to further develop the SkySat and demonstrate its capabilities. Following such advancement of the airship, it was GTC’s intention at the time to sell the SkySat.

Note 7

Notes Payable, page 53

COMMENT 10:  Please expand your disclosure to discuss the terms of any convertible debt outstanding at your balance sheet date.

RESPONSE 10:The Company did not have any convertible debt outstanding at the balance sheet date and therefore does not believe any expanded disclosure in Note 7 is required.

Note 8

Warrants, page 53

COMMENT 11:  Both here and in future filings, please disclose the assumptions used to calculate the fair value of your warrant liabilities.

 RESPONSE 11:  Please see the revised disclosure on page 53 of the Company’s Form 10-K/A.  In accordance with the Staff’s comments in this regard, the Company will include disclosure of the assumptions used to calculate the fair value of its warrant liabilities in its future filings.

Definitive Proxy Statement filed on April 26, 2011

Potential Payments Upon Termination or Change of Control, page 21

COMMENT 12:  We note that the amended employment agreement Mr. Estrella entered into on December 27, 2010 provides for a salary of $250,000 per year and has a minimum term of three years. We also note that if Mr. Estrella is terminated during the initial term of the amended employment agreement, he is entitled to all unpaid salary that would have been paid to him during such term. Therefore, explain why only $375,000 (instead of $750,000) is disclosed in the table.

RESPONSE 12:  The amount that should have been disclosed in the table is $625,000 as it would include the remaining amount payable to Mr. Estrella through the end of the Initial Term that ends June 22, 2013.  This was an inadvertent error that the Company will correct in future filings. The terms of Mr. Estrella’s employment agreement have been completely disclosed in the Company’s filings and the employment agreement has been filed as an exhibit to the Company’s filings.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Controls and Procedures, page 22

COMMENT 13:  We note your statement that there was no change in your internal control over financial reporting during the quarter ended March 31, 2011. However, on page 32 of your Form 10-K you indicate that you formed an Audit Committee in January 2011 and hired a new Chief Financial Officer in February 2011. We also note that your Form 10-K references the implementation of certain new policies and procedures to ensure the integrity of your disclosure preparation processes. Please explain the basis for management’s conclusion that these changes were not reasonably likely to materially affect your internal control over financial reporting during the fiscal quarter ended March 31, 2011.

RESPONSE 13:  The Company did not believe that enough time had passed for these changes to materially affect the Company’s internal control over financial reporting as of March 31, 2011.  The control deficiencies that existed at the end of fiscal 2010 remained at the end of the first fiscal quarter of 2011.  We note the Staff’s comments in this regard and will modify in future filings, and has modified in our Form 10-Q for the fiscal quarter ending June 30, 2011, this disclosure to address these changes in our internal control over financial reporting.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact the undersigned at 321-452-3545 if you have any questions or comments with regard to these responses, need further supplemental information or would like to discuss any of the information covered in this letter.  Thank you.

Very truly yours,

/s/ Barbara M. Johnson

Barbara M. Johnson
Vice President, General Counsel and
Secretary

Cc: Stephen M. Fleming, Esq.